UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Keystone Consolidated Industries, Inc.
(Name of Subject Company (Issuer))
Contran Corporation
 (Name of Filing Person (Offeror))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
493422307
(CUSIP Number of Class of Securities)

Bobby D. O’Brien
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to: Neel Lemon Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 752001 (214) 953-6954
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$16,900,000	$1,962.09
*For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The transaction value was calculated by multiplying (i) 2,600,000 shares of common stock, par value $0.01 per share, of Keystone Consolidated Industries, Inc. sought in the tender offer by (ii) the tender offer price of $6.50 per share.
** The amount of the filing fee calculated in accordance with the Exchange Act equals $116.10 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010.

☑Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.
Amount Previously Paid:$1,962.09
Form or Registration No.:Schedule TO
Filing Party:Contran Corporation
Date Filed:February 1, 2011
□Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑third-party tender offer subject to Rule 14d-1.
□issuer tender offer subject to Rule 13e-4.
□going-private transaction subject to Rule 13e-3.
□amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: □
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
□           Rule 13e—4(i) (Cross-Border Issuer Tender Offer)
□           Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, the “Tender Offer Statement”) originally filed with the Securities and Exchange Commission on February 1, 2011, as amended on February 14, 2011, by Contran Corporation, a Delaware corporation (“Contran”), in connection with its offer to purchase up to 2,600,000 shares of common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (“Keystone”), for $6.50 net per Share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated February 1, 2011 (as amended by the Tender Offer Statement, the “offer to purchase”) and the related letter of transmittal (the “letter of transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “tender offer”.

The information in the offer to purchase, including all schedules thereto, and the related letter of transmittal is incorporated in this Amendment by reference in response to all of the applicable items of the Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.  All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the offer to purchase.

The items of the Tender Offer Statement (as previously amended) set forth below are hereby amended and supplemented as follows:

Item 11.                       Additional Information.

1.           Item 11 of the Tender Offer Statement (as previously amended) is hereby amended and supplemented by adding the following text thereto:

“On February 15, 2011, Keystone filed a Current Report on Form 8-K with the Securities and Exchange Commission (‘SEC’) through which it furnished its preliminary earnings regarding its fourth quarter and full year 2010 results.  Accordingly, the condition to the tender offer relating to the filing by Keystone with the SEC of a Current Report on Form 8-K furnishing such preliminary results, and the timing of such filing in relation to the expiration of the tender offer, has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTRAN CORPORATION

By:	/s/ Bobby D. O’Brien

Bobby D. O’Brien

Vice President & Chief Financial Officer

Date: February 15, 2011

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated February 1, 2011. *
(a)(1)(ii)	Form of Letter of Transmittal. *
(a)(1)(iii)	Form of Notice of Guaranteed Delivery. *
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(1)(vi)	IRS Form W-9 (with accompanying General Instructions). *
(a)(1)(vii)	Summary Advertisement. *
(a)(1)(viii)	Press Release dated February 1, 2011. *
(b)(1)
Credit Agreement dated October 2, 2009 between Contran Corporation and PlainsCapital Bank (filed as Exhibit 1 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation (File No. 1-14368)) filed with the SEC on August 5, 2010. **

(b)(2)
Guaranty dated October 2, 2009 executed by Valhi Holding Company for the benefit of PlainsCapital Bank (filed as Exhibit 2 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation (File No. 1-14368)) filed with the SEC on August 5, 2010. **

(b)(3)
Pledge and Security Agreement dated October 2, 2009 between Valhi Holding Company and PlainsCapital Bank (filed as Exhibit 3 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation (File No. 1-14368)) filed with the SEC on August 5, 2010. **

(b)(4)
Collateral Agreement dated October 2, 2009 between Contran Corporation and Valhi Holding Company (filed as Exhibit 4 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation (File No. 1-14368)) filed with the SEC on August 5, 2010. **

(b)(5)	Pledged Shares Addendum Agreement dated March 5, 2010 between Valhi Holding Company and PlainsCapital Bank. **
(b)(6)	First Amendment dated October 1, 2010 to the Credit Agreement among Contran and PlainsCapital Bank. **
(d)(1)
Agreement Regarding Shared Insurance between Keystone, CompX International Inc., Contran, Kronos Worldwide, Inc., NL Industries, Inc., Titanium Metals Corp. and Valhi, Inc. dated as of October 30, 2003 (filed as Exhibit 10.1 to Keystone’s Annual Report on Form 10-K for the year ended December 31, 2003) filed with the SEC on November 30, 2005. *

(d)(2)
The Combined Master Retirement Trust between Contran and Harold C. Simmons as amended and restated effective September 30, 2005 (filed as Exhibit 10.2 to Keystone’s Annual Report on Form 10-K for the year ended December 31, 2006) filed with the SEC on March 28, 2007. *

(d)(3)
Intercorporate Services Agreement dated as of January 1, 2007 by and between Keystone and Contran (filed as Exhibit 10.6 to Keystone’s Annual Report on Form 10-K for the year ended December 31, 2007) filed with the SEC on March 14, 2008. *

(g)	None.
(h)	None.

* Previously filed on February 1, 2011 as an exhibit to the Tender Offer Statement
** Previously filed on February 14, 2011 as an exhibit to Amendment No. 1 to the Tender Offer Statement